Graubard Miller

The Chrysler Building

405 Lexington Avenue

facsimile	direct dial
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

November 23, 2015

VIA EDGAR

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina Acquisition Corp. II (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed November 6, 2015
File No. 333-207037

Dear Ms. Nicholson:

In furtherance of our response to Comment No. 3 of the Staff’s letter dated November 19, 2015, we would like to provide the Staff with additional information on the “non-assessable” limitation included in the legality opinion of Maples and Calder.

Maples and Calder has informed the Company that the UK Supreme Court recently conducted a detailed review of the previous authorities addressing the limited exceptional circumstances where shareholders may be liable for more than the amount paid on their shares and effectively re-cast the law in this area. In Prest v Petrodel Resources Limited, [2013] 2 A.C. 415, which is now the leading English case on piercing the corporate veil, the Supreme Court held that the Court may be justified in piercing the corporate veil if a company's separate legal personality is being abused for the purpose of some relevant wrongdoing. The Court also discussed other situations where this might be appropriate. Because English case law is persuasive (although not technically binding) in the Cayman Islands, Maples feels it is necessary to indicate in its opinion the potential that the shares to be issued will be assessable. Maples and Calder has indicated it is its firm policy to include this limitation in all opinions going forward.

We also note that similar limitations have been included by other firms providing Cayman Island legal opinions in registration statements (see for example the opinions of (i) Campbells filed as exhibit 5.1 for the registration statement of LDK Solar Co., Ltd. (SEC File No. 333-205446, filed on August 28, 2015) and as exhibit 5.1 for the registration statement of Fuling Global Inc. (SEC File No. 333-205894, filed on October 20, 2015) and (ii) Forbes Hare filed as exhibit 5.1 for the registration statement of Yulong Eco-Materials Limited (SEC File No. 333-201170, filed on June 19, 2015)). We respectfully believe this provides further evidence that the limitation included in the legality opinion of Maples and Calder is acceptable under SEC guidelines.

Securities and Exchange Commission

November 23, 2015

If the Staff believes it would be productive, we would be happy to arrange a call with representatives from Maples and Calder to discuss the issue further, although we hope the above will be sufficient to complete the Staff’s review on this issue.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Julio A. Torres